As filed with the Securities and Exchange Commission on July 2, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OCI Partners LP

(Name of Subject Company)

OCI Partners LP

(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67091N108

(CUSIP Number of Class of Securities)

Ahmed El-Hoshy

President and Chief Executive Officer

5470 N. Twin City Highway

Nederland, Texas 77627

(409) 723-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Michael Rosenwasser, Esq.

Michael Swidler, Esq.

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

(212) 408-2500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as hereby amended, the “Schedule 14D-9”) originally filed by OCI Partners LP, a Delaware limited partnership (“OCIP,” the “Partnership” or “we”), on June 19, 2018 (as originally filed, the “Original Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by OCIP Holding II LLC (“Holding II”), a Delaware limited liability company and a wholly owned subsidiary of OCI N.V., a Dutch public limited company (together with Holding II, “OCI”, except where the context requires that “OCI” refers only to OCI N.V.) to purchase all of the outstanding common units representing limited partner interests (the “Units”) of OCIP not currently held by OCI or its affiliates, at a price of $11.50 per Unit, net to the seller in cash, without interest, subject to applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2018 (as amended on June 8, 2018 and June 19, 2018, the “Offer to Purchase”).

SPECIAL FACTORS

Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Schedule 14D-9 under “Item 7. Purposes of the Transaction and Plans or Proposals” and the information in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Background of the Offer” and “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” and the information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; Plans for OCIP After the Offer and the Exercise of the Buyout; Consideration of Alternatives” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used—Opinion of the Financial Advisor to the Conflicts Committee” and “Annex A—Opinion of Tudor, Pickering, Holt & Co. Securities Inc., dated June 18, 2018” and the information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Purpose of and Reasons for the Offer; Plans for OCIP After the Offer and the Exercise of the Buyout; Consideration of Alternatives” and “Special Factors—Financial Projections” is incorporated herein by reference.

Projections	of non-GAAP EBITDA and cash available for distribution set forth in “Special Factors—Financial Projections” of the Offer to Purchase have been made based upon prior results and the assumptions set forth therein and were not prepared on the basis of full projected financial statements. The Partnership is unable, without unreasonable effort, to provide line-item disclosure of the assumptions underlying these projections because the projections were not prepared on a line-item basis.

(d)	Effects. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—Limited Buyout Right” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout,” “The Offer—Possible Effects of the Offer on the Market for Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “The Offer—Appraisal Rights; “Going-Private” Rules,” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Fairness of the Transaction

(a)	Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and in the Offer to Purchase under “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under “Special Factors—Financial Projections,” and “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout” and in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used—Opinion of the Financial Advisor to the Conflicts Committee” and “Annex A—Opinion of Tudor, Pickering, Holt & Co. Securities Inc., dated June 18, 2018” is incorporated herein by reference.

Projections of non-GAAP EBITDA and cash available for distribution set forth in “Special Factors—Financial Projections” of the Offer to Purchase have been made based upon prior results and assumptions set forth therein were not prepared on the basis of full projected financial statements. The Partnership is unable, without unreasonable effort, to provide line-item disclosure of the assumptions underlying these projections because the projections were not prepared on a line-item basis.

(c)	Approval of Security Holders. The information set forth in the Schedule 14D-9 under “Item 2. Identity and Background of Filing Person—Tender Offer” and the information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the Offer?,” “Introduction,” and “The Offer—Conditions to the Offer” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation,” “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Annex A—Opinion of Tudor, Pickering, Holt & Co. Securities Inc., dated June 18, 2018” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation,” “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” and “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

(f)	Other Offers. Not applicable.

Reports, Opinions, Appraisals and Negotiations

(a)	Reports, Opinion or Appraisal; Preparer and Summary of the Report. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation,” “Item 4. The Solicitation or Recommendation—Background of the Offer,” “Item 4. The Solicitation or Recommendation—Reasons for Recommending” and “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Annex A—Opinion of Tudor, Pickering, Holt & Co. Securities Inc., dated June 18, 2018” is incorporated herein by reference.

(b)	Availability of Documents. Copies of the reports, opinions or appraisals referenced in Item 9 of this Schedule 14D-9 will be made available for inspection and copying at the Partnership’s principal executive offices located at 5470 N. Twin City Highway, Nederland, Texas 77627 during regular business hours by any unitholder or unitholder representative who has been so designated in writing.

Item 4. The Solicitation or Recommendation

Item 4 of the Original Schedule 14D-9 is amended by deleting the fifth sentence of the fifth paragraph under (a) and replacing it with the following sentence:

Based on these judgments and the other factors described in this Schedule 14D-9, and after consultation with Tudor Pickering Holt & Co Advisors LP (“Tudor”), its financial advisor in connection with the Offer, the Conflicts Committee has determined that the Offer and subsequent going-private transaction are fair to the Unaffiliated Unitholders and recommends that Unaffiliated Unitholders tender their Units in the Offer.

Item 4 of the Original Schedule 14D-9 is amended by inserting at the end of the paragraph beginning with “On June 5, 2018, a telephonic meeting of the Conflicts Committee…” under (b):

In the months prior to the commencement of the Offer, Mr. Fraser had discussed with Michael Bennett, the chairman of the board of OCI, the possibility that Mr. Fraser may in the future join the OCI board; consequently, out of an abundance of caution, it was determined that Mr. Fraser would not serve on the Conflicts Committee.

Item 4 of the Original Schedule 14D-9 is amended by inserting at the end of the paragraph beginning with “On June 8, 2018, a telephonic meeting of the Conflicts Committee…” under (b):

OCI’s management provided the Conflicts Committee and Tudor with OCI’s internal forecasts for OCIP. Such forecasts and information regarding the material assumptions and limitations are set forth on exhibit (a)(1)(ix) hereto and in the Offer to Purchase under “Special Factors—Financial Projections,” which are incorporated herein by reference.

Item 4 of the Original Schedule 14D-9 is amended by inserting the following sentence after the first sentence in the paragraph with the heading “Financial Analysis and Opinion of Tudor.” under (c):

The Conflicts Committee expressly adopts the analysis and conclusion of fairness provided by Tudor in making its fairness determination.

Item 4 of the Original Schedule 14D-9 is amended by inserting after the fourth paragraph under the heading “Other Factors” under (c):

Prior Offer by OCI. The Conflicts Committee considered the prior offer by OCI in December 2016, taking into account changes in operational and market factors relating to the Partnership since that date. As of December 5, 2016, the last trading day before the announcement of the prior offer, the cash-equivalent value of the OCI shares offered for each Unit was $7.80, a premium of 8.3% over the $7.20 closing price of the Units on December 5, 2016. The Conflicts Committee believes that the current Offer Price of $11.50 per Unit is fair to the unaffiliated Unitholders in light of current operational and market factors and the fact that in addition to receiving increased consideration, unitholders have also had the benefit of additional meaningful distributions from the Partnership since the time of the prior offer by OCI. Finally, the Conflicts Committee viewed favorably the options available to unitholders because of the provision of cash consideration instead of OCI shares.

Going Concern Value. While the Conflicts Committee did not establish a specific going concern value, it considered the financial analyses of Tudor as an indication of going concern value.

Factors Not Considered. The Conflicts Committee did not consider the following factors in determining the fairness of the transaction to the Unaffiliated Unitholders:

•	Net Book Value: The Conflicts Committee did not consider the net book value of the Partnership in determining the fairness of the transaction to the Unaffiliated Unitholders because master limited partnerships are not customarily valued on multiples of net book value or similar metrics.

•	Liquidation Value: The Conflicts Committee did not explicitly consider the liquidation value of the Partnership in determining the fairness of the transaction to the Unaffiliated Unitholders because it did not believe that the orderly sale of the Partnership’s assets for cash and the subsequent distribution of proceeds therefrom was a practical alternative to the Offer. Moreover, a liquidation of the Partnership is a decision that would require the consent of the General Partner, which is controlled by OCI, and OCI had indicated that it was not interested in any transaction involving the Partnership other than the going-private transaction proposed by OCI.

•	Prior Stock Purchases: The Conflicts Committee did not consider the purchase prices paid in previous purchases of the Units, as the purchases were made under different market conditions and for different purposes than the Offer.

•	Firm Offers from Unaffiliated Third Parties: The Conflict Committee did not consider any offers from third parties. The only such offer was an unsolicited proposal to purchase the Units at a price of $4.29 per Unit, which is significantly lower than the Offer Price.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)(ix)	Financial Projections of OCIP Prepared by OCI

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

OCI PARTNERS LP

Dated: July 2, 2018	By:	OCI GP LLC, its general partner /s/ Ahmed El-Hoshy
	Name:	Ahmed El-Hoshy
	Title:	President and Chief Executive Officer